Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

June 13, 2019

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Enstar Group Limited
Form 10-K for the Year Ended December 31, 2018
Filed March 31, 2019
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited ("Enstar", the "Group", the "Company", "our" or "we") has carefully considered the comments in your letter dated May 15, 2019 and, on behalf of the Company, I respectfully provide the Company’s responses below. For your convenience, the text of each comment is reproduced below before our response.

Comment 1:

Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosure of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages, page 182

Please tell us how you reflect:
•commutations and buy backs; and
•inter-company reinsurance that is eliminated on consolidation such as the "StarStone Intra-group cessions"

for the periods presented within an accident year (or years in the case of 2008 and prior) in the incurred loss and cumulative paid loss and allocated loss adjustment expense, net of reinsurance tables. In your response also address the following:
• the reason for the significant decrease in the 2008 and prior accident years in the incurred loss and allocated loss adjustment expense, net of reinsurance table during the year of acquisition for Business Acquired and Contracts Incepting in the Year Ended December 31, 2010;
• the reason for the significant decrease in the 2008 and prior accident years in the incurred loss and allocated loss adjustment expense, net of reinsurance table from the year of acquisition through 2018 for Business Acquired and Contracts Incepting in the Year Ended December 31, 2011 and December 31, 2015;
• the reason the cumulative paid losses and allocated loss adjustment expenses, net of reinsurance decreases in the 2008 and prior accident years from 2013 to 2014 for Business Acquired and Contracts Incepting in the Year Ended December 31, 2011; and
• the reason Annual Percentage Payout of Incurred Losses since Year of Acquisition, Net of Reinsurance is shown in parentheses for certain years for the 2011 year of acquisition.

Response:

How we reflect commutations and buy backs in the incurred loss and cumulative paid loss and allocated loss adjustment expense, net of reinsurance tables

Commutations and buybacks represent one of the methods we use to dispose of claims efficiently. The impacts of commutations and buybacks are included in the net incurred development and paid losses in the Incurred Losses and Allocated Loss Adjustment Expense, Net of Reinsurance tables (the "Incurred Loss Tables") and Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance tables (the "Paid Losses Tables") (collectively the "Loss Development Disclosures").

On page 102 of our 2018 Annual Report on Form 10-K ("2018 Form 10-K"), within "Critical Accounting Policies - Loses and Loss Adjustment Expenses - Non-Life Run-off", we describe our approach to commutations and buybacks. A commutation or buyback is a mutually agreed settlement of either a liability or a reinsurance asset on our balance sheet. The amount settled is reflected as a paid claim in the financial period of settlement. To the extent the settlement differs from our carried amount, then it will result in net incurred loss development. The net incurred loss development is favorable if we settle at less than the held reserves or more than the held reinsurance recoverable. It is unfavorable if we settle at more than the held reserves or less than the held reinsurance recoverable. The net development is recorded in the same financial period that the commutation or buyback is contractually agreed.

In our disclosure:

•In the Incurred Loss Tables, the incurred effect of agreeing a commutation is included in the period in which the commutation is contractually agreed. We reflect the net incurred loss development arising from a commutation in the fiscal year in which a commutation is contractually agreed, and the net incurred loss development is allocated to the appropriate accident year. The claim will generally have been adjusted throughout its lifetime and the amounts recorded in prior years (supplementary information) remains unchanged in our tables, such that the incurred amount that we recognize in the year in which a commutation is contractually agreed represents the effect of the commutation settlement compared to the previous year's held balance. For the avoidance of doubt, we do not recast prior years to remove commuted claims, as such practice would be contrary to U.S. GAAP and not reflective of our results of operations as further described below.

•In the Paid Losses Tables, we reflect the amount of the commutation settlements in the year in which they are actually paid or received, and the net payment is allocated to the appropriate accident year. The claim or recoverable may have recorded payments or receipts throughout its lifetime and amounts recorded in prior years (supplementary information) remains unchanged in our table, such that the paid or received amount that we recognize in the year in which a commutation is paid or received represents the amount actually paid or received. For the avoidance of doubt, we do not recast prior years to remove payments or receipts related to commutations.

Our business strategy is to acquire portfolios of run-off businesses and then using effective claims management processes, manage the claims in a professional and disciplined manner to dispose of those claims efficiently. Commutations and buybacks represent one of the methods we use to dispose of claims efficiently and we believe that by including the net incurred development and paid losses related to commutations and buybacks within the Loss Development Disclosures, the tables provide readers of our financial statements with useful information on the results of our claim management activities. Commutations are a normal course of operations for us and one of numerous strategies that we utilize, and extracting their effect on our reserves would be impracticable and would not result in meaningful disclosure. We therefore do not believe that removing the history related to commutations and buybacks from the table and re-casting prior years (i.e. in a similar manner to divestitures) would be appropriate. In addition, once commutations and buybacks are agreed they are removed from the actuarial data sets and do not have an impact on the setting of the reserves for ongoing business. Commutations are only one of the drivers of our profitability.

How we reflect intercompany reinsurance in the incurred loss and cumulative paid loss and allocated loss adjustment expense, net of reinsurance tables

Inter-company reinsurance arrangements that are eliminated upon consolidation within a segment such as the "StarStone Intra-group cessions", are not taken into account when preparing the loss development tables included in our Form 10-K filings. We also advise that there are no inter-segment reinsurances (from one segment to another).

In particular, with respect to the acquisition of KaylaRe Holdings, Ltd. ("KaylaRe Holdings") our treatment of the intra-group reinsurance was different in the preparation of our 2018 disclosures compared to our 2017 disclosures. In our 2017 Form 10-K, KaylaRe Ltd. ("KaylaRe") was not a consolidated subsidiary and the 35% whole account quota share cession between StarStone Group and KaylaRe was treated as external reinsurance in our Loss Development Disclosures. Following Enstar's completion of the acquisition of KaylaRe in May 2018, the 35% whole account quota share cession between the StarStone Group companies and KaylaRe was not taken into account when preparing the Loss Development Disclosures for the StarStone segment, included on pages 219 through 230 in our 2018 Form 10-K filing, as the reinsurance was eliminated upon preparation of the segment's results. In addition, the prior years (supplementary information) information within the Loss Development Disclosures in our 2018 Form 10-K was retrospectively recast as if KaylaRe had always been a consolidated subsidiary, to allow for comparability from year to year.

We address each of the additional bullet points below:

•The significant decrease in the 2008 and prior accident years in the Incurred Loss Tables for Business Acquired and Contracts Incepting in the Year Ended December 31, 2010 (for any given year, the "Acquisition Year") on page 194 of our 2018 Form 10-K from $1,096.3 million of net reserves acquired in 2010 to $854.4 million of net incurred losses in 2010 does not reflect the actual net loss development that occurred in 2010. Rather for certain portfolios we presented the cumulative changes in the Incurred-But-Not-Reported ("IBNR") reserves from the year of acquisition to 2018 as an immediate reduction in 2010. This presentation was driven by certain data limitations related to certain of our European subsidiaries that prevented us from calculating the actual change in IBNR reserves within each calendar year in the table, as described below:

◦Due to our acquisitive business strategy, we are continually on-boarding and integrating new portfolios of loss reserves and reinsurance assets. From 2010 through 2016, we have either, via business transfers or mergers, transferred policy liabilities of approximately 20 insurance and reinsurance entities into one surviving entity domiciled in the United Kingdom. While the majority of these mergers and business transfers related to entities that Enstar acquired prior to 2008, five of the impacted entities were in the 2010 Acquisition Year. Following completion of these internal mergers and business transfers, we manage and evaluate these combined exposures on an aggregate basis, and the historical loss development experience was archived and was not transferred to the surviving entity's systems.

◦For the relevant subsidiaries noted above, IBNR was not historically recorded within the legacy underwriting systems, which were the source of the actuarial data sets that were used to create the Loss Development Disclosures. We were required to use these actuarial data sets to prepare the Loss Development Disclosures as they contain the necessary accident year and line of business information to complete the Loss Development Disclosures. This historical treatment of changes in IBNR reserves for certain of our European subsidiaries significantly constrained our ability to manually allocate these changes to the respective calendar years in which they actually occurred.

Due to the restricted timeline from the finalization of the comment letter process with the SEC in November 2018 to the filing of our 2018 Form 10-K, we were unable to fully resolve the data limitations discussed above. We believe that the voluntary disclosure of this information older than ten years provides decision-useful information consistent with the format set forth in the SEC comment letter correspondence relating to our 2017 Form 10-K. Since filing our 2018 Form 10-K, we have been refining the historical data to address the data limitations discussed above. We expect this process to be completed in the fourth quarter of 2019 and will be reflected in the disclosures included in our 2019 Form 10-K.

•The significant decrease in the 2008 and prior accident years in the 2011 Acquisition Year Incurred Loss Tables on page 195 of our 2018 Form 10-K from $584.5 million of net reserves acquired in 2011 to $256.1 million of net incurred losses in 2018 was primarily due to:
◦Commutations that we negotiated on one of our reinsurance subsidiaries that we acquired in 2011, and which primarily impacted the loss development related to the 2013, 2014, 2015 and 2017 calendar years; and
◦Favorable inwards claim settlements negotiated with numerous individual workers' compensation claimants.

•The significant decrease in the 2008 and prior accident years in the 2015 Acquisition Year Incurred Loss Tables on page 199 of our 2018 Form 10-K from $937.9 million of net reserves acquired in 2015 to $467.4 million of net incurred losses in 2018 was primarily due to lower estimates of ultimate net losses from our actuarial process, primarily due to significantly lower than expected actual development and a change in the medical inflation assumption in 2016 related to several workers' compensation portfolios. This change was discussed on page 191 in our 2018 Form 10-K and is repeated below for your convenience:

The $323.1 million reduction in estimates of net ultimate losses in our workers' compensation line of business arose primarily in three separate portfolios. Across these three portfolios, the reported incurred loss development was generally significantly lower than expected. When actual development is lower than expected for a sustained period of time across a significant volume of exposures, an updated actuarial analysis tends to indicate reductions in IBNR reserves. In one specific portfolio, having observed a general trend of lower than expected actual development over a sustained period of time, we revised the medical inflation assumption used to estimate case and LAE reserves for long term disability claimants. This change to an actuarial assumption, driven by observed actual development, resulted in a significant reduction in our estimates of net ultimate losses of $234.5 million, primarily across accident years 1991 through 2001.

•The decrease in the 2008 and prior accident years in the 2011 Acquisition Year Paid Losses Tables on page 195 of our 2018 Form 10-K from $91.6 million of cumulative paid losses in 2013 to $21.2 million of cumulative paid losses in 2014 was primarily due to ceded paid losses exceeding the assumed paid losses as a result of commutations completed with several reinsurers covering the reinsurance assets assumed by one of our reinsurance subsidiaries that we acquired in 2011. As discussed above we may commute both loss reserves and/or reinsurance assets. Where ceded paid losses exceed assumed paid losses in any one year then the Paid Losses Tables will show a decrease in cumulative paid losses.

•The reason certain Annual Percentage Payout of Incurred Losses since Year of Acquisition, Net of Reinsurance on page 214 of our 2018 Form 10-K were shown in parentheses for certain years for the 2011 year of acquisition was primarily due to the reductions in cumulative net paids due to commutations of reinsurance assets, as discussed above. The Annual Percentage Payout for each acquisition year represents the annual net paid losses since the net reserves were acquired and is a calculation based on the net paids across all accident years for a given acquisition year recorded within each calendar year divided by the closing Net Incurred Loss and Allocated Loss Adjustment Expense, Net of Reinsurance for each acquisition year. If the cumulative net paids decline in any one year then the calculation will result in a negative Annual Percentage Payout.

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If you have any questions about our response, please do not hesitate to contact me at (441) 292-3645.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer
cc: Frank Wyman  (Securities and Exchange Commission)
 Colin Couper  (KPMG Audit Limited)
 Robert C. Juelke, Esq. (Hogan Lovells US LLP)